                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 5                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:
    subject to Section 16. Form 4                  Expires:
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 1.0
                                                   -----------------------------
[_] Form 3 Holdings Reported

[x] Form 4 Transactions Reported


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

                               Kirk, Randal J.
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  (Last)                             (First)                         (Middle)

The Governor Tyler,             1902 Downey Street
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                                    (Street)

Radford,                            Virginia                          24141
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                Novitron International, Inc. (NASDAQ - "NOVI")
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3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

                       FISCAL YEAR ENDED MARCH 31, 2000
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


                  Director                    x    10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)



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7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by One Reporting Person
   ----
          Form filed by more than One Reporting Person
   ----

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security        2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature
   (Instr. 3)                  action      action       or Disposed of (D)          Securities          Form:         of Indirect
                               Date        Code                                     Beneficially        Direct        Beneficial
                                          (Instr. 8)    (Instr. 3, 4 and 5)         Owned at End       (D) or         Ownership
                              (Month/                --------------------------     Of Issuer's         Indirect     (Instr. 4)
                               Day/                   Amount   (A) or    Price      Fiscal Year        (I)
                               Year)                           (D)                 (Instr. 3 and 4)    (Instr. 4)
--------------------------  ----------  ------     ---------  ------    ------   ----------------   ------------  -------------
Common Stock, $.01 par value
per share                     2/14/00       P         500      A        $3.00                        D
--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------
Common Stock, $.01 par value
per share                     2/15/00       S         500      D        $3.00         393,433       D/I             (1)
--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------   --------  ------    ------     -------------- ------------  -------------

*If the Form is filed by more than one Reporting Person, see Instruction
 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)


FORM 5 (continued)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction    5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                                    --------------------------   -------------------
                                                                                        (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
None.
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership of             11. Nature of
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      Derivate Security:          Indirect Beneficial
   (Instr. 3 and 4)                                  Owned at End of Year         Direct (D) or                Ownership (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
------------------------
  Title       Amount or
              Number of
              Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

(1) The 500 Shares sold by Randal J. Kirk ("Mr. Kirk") on February 15, 2000 were directly beneficially owned by Mr. Kirk. The 393,433 shares reported by Mr. Kirk as being beneficially owned by him as of the end of the Issuer's fiscal year were directly beneficially owned by Clinical Chemistry Holdings, Inc. ("CCH"). These 393,433 shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk who, as a result of his position with and ownership of securities of CCH, could be deemed to have voting power and/ or investment power with respect to the securities directly beneficially owned by CCH.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                   Randal J. Kirk                    6/9/00
                              _______________________________    ______________
                                 **Randal J. Kirk                     Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.